Exhibit 12
MARRIOTT INTERNATIONAL, INC. (“Marriott”)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
($ in millions, except ratio)	2011	2010	2009	2008	2007
Income (loss) from continuing operations before income taxes	$356	$551	$(418)	$694	$1,137
Loss (income) related to equity method investees	13	18	66	(15)	(3)
	369	569	(352)	679	1,134
Add/(deduct):
Fixed charges	274	294	250	326	336
Interest capitalized	(19)	(18)	(32)	(55)	(49)
Distributed income of equity method investees	5	5	9	27	29
Pretax losses attributable to noncontrolling interests			11	24	1
Earnings (losses) attributable to Marriott available for fixed charges	$629	$850	$(114)	$1,001	$1,451
Fixed charges:
Interest expensed and capitalized(1)	$183	$198	$150	$218	$233
Estimate of interest within rent expense	91	96	100	108	103
Total fixed charges	$274	$294	$250	$326	$336
Ratio of earnings (losses) attributable to fixed charges *	2.3	2.9	*	3.1	4.3

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.
* In 2009, earnings were inadequate to cover fixed charges by approximately $364 million.

Exhibit 12